  Exhibit 99.1

PRESS RELEASE

DECEMBER 3, 2019 | VANCOUVER, BC
SANDSTORM GOLD ROYALTIES AMENDS $225 MILLION CREDIT FACILITY TO INCLUDE AN ACCORDION FEATURE TO INCREASE UP TO $300 MILLION

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to announce that it has amended its revolving credit agreement (the “Revolving Loan”), allowing the Company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total availability of up to $300 million.

The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 1.875%-3.0% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%-0.675% per annum, both of which are dependent on the Company’s leverage ratio. The syndicate of banks include The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. The Revolving Loan has a term of four years, maturing in December 2023.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM (FORGAARD) BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 190 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

TSX: SSL	NYSE AMERICAN: SAND